  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1997

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM N-54A

             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
                THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                  WALNUT FINANCIAL SERVICES, INC.

 Address of Principal Business Office (No. & Street, City, State, Zip Code):
                         8000 TOWERS CRESCENT DRIVE
                                 SUITE 1070
                           VIENNA, VIRGINIA 22182

Telephone Number (including area code): (703) 448-3771

Name and address of agent for service of process:    Copy to:
JOEL S. KANTER, PRESIDENT (CHIEF EXECUTIVE OFFICER)  STEVEN B. BOEHM, ESQUIRE
WALNUT FINANCIAL SERVICES, INC.                      SUTHERLAND, ASBILL & BRENNAN
8000 TOWERS CRESCENT DRIVE                           LLP
SUITE 1070                                           1275 PENNSYLVANIA AVENUE, N.W.
VIENNA, VIRGINIA 22182                               WASHINGTON, D.C. 20004-2404

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: 0-26072

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: (Not applicable)

     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: (Not applicable)

     The undersigned company certifies that it is a closed-end company organized under the laws of Utah and with its principal place of business in Vienna, Virginia; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Vienna, Virginia, on the 8th day of October, 1997.

                                       WALNUT FINANCIAL SERVICES, INC.


                                       By: /s/ Joel S. Kanter
                                       Joel S. Kanter
                                       President (Chief Executive Officer)


Attest: /s/ Joshua S. Kanter
Joshua S. Kanter, Secretary